WILLIAMSBURG INVESTMENT TRUST

Filed VIA EDGAR

November 18, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:            Williamsburg Investment Trust
File Nos. 811-05685 and 33-25301

Ladies and Gentlemen:

Ms. Allison White of the Commission's staff recently provided comments on the registration statement on Form N-1A for Williamsburg Investment Trust (the "Trust") filed for the purpose of registering a new series: the Davenport Balanced Income Fund (the "Fund").   The following are the comments provided by the staff and the Trust's response to each:

PROSPECTUS

Cover Page

1.	Include the ticker symbol for the Fund on the cover page of the prospectus and in the Central Index Key (CIK) of the EDGAR filing.

RESPONSE: The ticker symbol (DBALX) has been added to the cover of the prospectus and will be included in the EDGAR filing.

Risk/Return Summary: Annual Fund Operating Expenses Table

2.
The description in footnote (2) of the Annual Fund Operating Expenses Table of the types of expenses that are excluded from the calculation of "Total Annual Fund Operating Expenses" for the purposes of applying the contractual expense limitation should incorporate all of the excluded expenses into a single sentence.

RESPONSE: We have incorporated the description of all excluded expenses into the same sentence.

3.
Confirm supplementally that the estimated amount of "Acquired Fund Fees and Expenses" during the initial fiscal year will not exceed 0.01% of the Fund's average net assets and therefore do not need to be disclosed in a separate caption in the Expense table.

RESPONSE: We confirm the above statement to be true.

Risk/Return Summary: Portfolio Turnover

4.
With respect to the discussion of the Fund's portfolio turnover, delete or move outside of the Risk/Return Summary (to Item 9) the narrative disclosures that are not included in the Item 2 instructions.

RESPONSE: We will move the relevant disclosures from the Risk/Return Summary to the Item 9 disclosures.

Risk/Return Summary: Principal Risks

5.
If the Fund is advised or sold through an insured depositary institution, add the following disclosure: "An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any government agency.

RESPONSE: We will add the insured depositary risk disclosures.

6.
The Principal Risks section of the Risk/Return Summary contains disclosure of the risks of investing in Foreign Securities, including a discussion of emerging markets.  If investing in emerging market securities is a principal risk, add a sub-heading for Emerging Markets in the Foreign Securities Risk disclosures.

RESPONSE:  We have added the sub-heading "Emerging Markets Risk" in bold to this disclosure.

7.
The Principal Risks section of the Risk/Return Summary contains disclosure of the risks of emphasizing a particular industry sector.  If the Fund intends to emphasize securities of issuers in a particular sector, supplement the Sector Risk disclosure to identify the specific sector(s) and the principal risks of investing in those sector(s).

RESPONSE: The Fund does not currently intend to emphasize investments in a particular industry sector.

8.
The Principal Risks section of the Risk/Return Summary contains disclosure of the risks of investing in Master Limited Partnerships ("MLPs").  Since many MLPs operate facilities within the energy sector, add language describing the risks associated with energy investments.

RESPONSE: We have added the following disclosure to the "Master Limited Partnership Risk" section:

MLPs that operate in the energy sector are subject to specific risks, including fluctuations in commodity prices, reduced consumer demand for commodities, extreme weather or natural disasters, regulatory changes, threats of terrorist attacks on energy assets, changes in regulations, or depletion of energy reserves.

Risk/Return Summary: Management of the Fund

9.
The identity of the Fund's portfolio managers in the prospectus should be limited to those persons who are "jointly and primarily responsible for the day-to-day management of the Fund's portfolio" in accordance with the Item 5 instructions to Form N-1A.  Confirm supplementally that the portfolio managers identified in the prospectus will be "jointly and primarily responsible for the day-to-day management of the Fund's portfolio."

RESPONSE:  We hereby confirm that the members of the Advisor's Investment Policy Committee will be jointly and primarily responsible for managing the equity portion of the Fund and determining the asset allocations among equity and fixed income investments, and that Charles Gomer and Christopher Kelley will be jointly and primarily responsible for managing the fixed income portion of the Fund.

Additional Investment Information

10.	Items 9(b) and 9(c) of Form N-1A require disclosure of the Fund's principal investment strategies and principal risks. Please add fuller disclosure to this section.

RESPONSE:  We believe the current disclosures are appropriate and satisfy the requirements of Item 9(b) and (c).  Any additional disclosure would merely result in duplication.

11.
In the discussion of the Fund's non-principal investment strategies, it is disclosed that the Fund may invest in companies that may be undervalued or special situation companies.  If this is a principal strategy of the Fund, it should be moved outside of this section.

RESPONSE:  Investments in undervalued companies or special situation companies is a principal investment strategy of the Fund and has been removed from this section.

12.
In the discussion of the Fund's non-principal investment strategies, it is disclosed that the Fund may invest in illiquid or thinly traded securities.  Confirm supplementally that the Fund's investments in illiquid or thinly traded securities will apply to fixed income securities and will exclude equity securities.

RESPONSE:  We have revised this disclosure to indicate that the Fund's investments in illiquid securities may include both fixed income and equity securities.

How to Redeem Shares

13.
The section describing how to redeem shares contains a discussion of the Fund's right to make payment for a redemption in securities, rather than cash, which is known as a "redemption in kind." If the Fund has the ability to make payment for a redemption in-kind using illiquid securities disclose this in the prospectus.

RESPONSE: The Fund does not currently intend to make payment for a redemption in-kind using illiquid securities.

STATEMENT OF ADDITIONAL INFORMATION

Investment Limitations – Concentration Policy

14.
With respect to the fundamental investment limitations, supplementally address the Fund's approach to investments in other registered investment companies ("RICs") for purposes of meeting the Fund's fundamental investment limitation on industry concentration.

RESPONSE: For purposes of meeting the Fund's industry concentration requirements, investments in other RICs (other than RICs that primarily concentrate their investments in a single identifiable industry) will not be considered investments in any industry or group of industries.

Special Shareholder Services

15.
The discussion of the means by which a shareholder may purchase and redeem shares in the Fund through a "Regular Account" should remove that term, as there is no corresponding reference to a "Regular Account" in the prospectus.

RESPONSE: We have changed the name "Regular Account" to "Shareholder Account" throughout this section.

16.	Include a Tandy representation with respect to the Commission staff's comments on the Trust's filing.

RESPONSE: The Trust acknowledges the following:

•	The Trust is responsible for the adequacy and accuracy of the disclosures in the Trust's filings;
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filing; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the undersigned at 513-587-3418.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary